Prudential World Fund, Inc.

PGIM Jennison Emerging Markets Equity Opportunities Fund

AMENDMENT TO MANAGEMENT AGREEMENT

This Amendment to Management Agreement, dated and effective as of May 14, 2021, is entered into between Prudential World Fund, Inc. ("World Fund"), on behalf of its series, PGIM Jennison Emerging Markets Equity Opportunities Fund (the "Fund") (formerly known as the Prudential Jennison Emerging Markets Equity Fund), and PGIM Investments LLC (the "Manager").

WHEREAS, World Fund and the Manager entered into a Management Agreement with respect to the Fund dated July 28, 2014, as amended (the "Management Agreement"); and

WHEREAS World Fund and the Manager have mutually agreed to revise Schedule A of the Management Agreement, in order to reduce the management fee rate pursuant to which World Fund compensates the Manager for the services provided by the Manager to the Fund under the Management Agreement.

NOW THEREFORE, the parties mutually agree as follows:

1.The management fee rate schedule appearing in Schedule A of the Management Agreement is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to the Fund:

Management Fee Rate:

0.95% of the Fund's average daily net assets up to and including $5 billion; 0.925% of the Fund's average daily net assets exceeding $5 billion.

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL WORLD FUND, INC.

By: /s/ Stuart S. Parker

Stuart S. Parker, President

PGIM INVESTMENTS LLC

By: /s/ Scott E. Benjamin

Scott E. Benjamin, Executive Vice President